

Mail Stop 3720

May 8, 2009

Mr. Ronald D. Croatti
President and Chief Executive Officer
Unifirst Corporation
68 Jonspin Road
Wilmington, MA 01887
Facsimile: (978) 657-5663

     RE: Unifirst Corporation
            Form 10-K for Fiscal Year Ended August 30, 2008
            Filed November 13, 2008
            File No. 000-08504

Dear Mr.Croatti:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director